Companies Act (Revised) Company Limited by Shares Virax Biolabs Group Limited

THIRD AMENDED AND RESTATED memorandum of association (adopted by special resolution passed on [Date]

Companies Act (Revised)

Company Limited by Shares

Third Amended and Restated Memorandum of Association

of

Virax Biolabs Group Limited

(adopted by special resolution passed on [Date]

1 The name of the Company is Virax Biolabs Group Limited.

2 The Company's registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3 The Company's objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4 The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5 Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

6 The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member's shares.

7 The share capital of the Company is US$50,000 divided into 50,000,000 ordinary shares of USD0.001 par value each. Subject to the Companies Act (Revised) and the Company's articles of association, the Company has power to do any one or more of the following:

(a) to redeem or repurchase any of its shares; and

(b) to increase or reduce its capital; and

(c) to issue any part of its capital (whether original, redeemed, increased or reduced):

(i) with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii) subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d) to alter any of those rights, privileges, conditions, limitations or restrictions.

8 The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised) Company Limited By Shares Virax Biolabs Group Limited

THIRD AMENDED AND RESTATED articles of association (adopted by special resolution passed on [Date]

Contents

1	Definitions, interpretation and exclusion of Table A	1
Definitions		1
Interpretation		3
Exclusion of Table A Articles		4
2	Shares	5
Power to issue Shares and options, with or without special rights		5
Power to pay commissions and brokerage fees		5
Trusts not recognised		5
Security interests		5
Power to vary class rights		6
Effect of new Share issue on existing class rights		6
No bearer Shares or warrants		6
Treasury Shares		6
Rights attaching to Treasury Shares and related matters		7
Register of Members		7
Annual Return		7
3	Share certificates	7
Issue of share certificates		7
Renewal of lost or damaged share certificates		8
4	Lien on Shares	8
Nature and scope of lien		8
Company may sell Shares to satisfy lien		9
Authority to execute instrument of transfer		9
Consequences of sale of Shares to satisfy lien		9
Application of proceeds of sale		10
5	Calls on Shares and forfeiture	10
Power to make calls and effect of calls		10
Time when call made		10
Liability of joint holders		11
Interest on unpaid calls		11
Deemed calls		11
Power to accept early payment		11
Power to make different arrangements at time of issue of Shares		11
Notice of default		11
Forfeiture or surrender of Shares		12
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		12
Effect of forfeiture or surrender on former Member		12
Evidence of forfeiture or surrender		13
Sale of forfeited or surrendered Shares		13
6	Transfer of Shares	13

Right to transfer		13
Suspension of transfers		14
Company may retain instrument of transfer		14
Notice of refusal to register		14
7	Transmission of Shares	14
Persons entitled on death of a Member		14
Registration of transfer of a Share following death or bankruptcy		14
Indemnity		15
Rights of person entitled to a Share following death or bankruptcy		15
8	Alteration of capital	15
Increasing, consolidating, converting, dividing and cancelling share capital		15
Dealing with fractions resulting from consolidation of Shares		16
Reducing share capital		16
9	Redemption and purchase of own Shares	16
Power to issue redeemable Shares and to purchase own Shares		16
Power to pay for redemption or purchase in cash or in specie		17
Effect of redemption or purchase of a Share		17
10	Meetings of Members	18
Annual and extraordinary general meetings		18
Power to call meetings		18
Content of notice		19
Period of notice		19
Persons entitled to receive notice		19
Accidental omission to give notice or non-receipt of notice		20
11	Proceedings at meetings of Members	20
Quorum		20
Lack of quorum		20
Chairman		21
Right of a Director to attend and speak		21
Accommodation of Members at meeting		21
Security		21
Adjournment		22
Method of voting		22
Outcome of vote by show of hands		22
Withdrawal of demand for a poll		22
Taking of a poll		22
Chairman’s casting vote		23
Written resolutions		23
Sole-Member Company		24
12	Voting rights of Members	25
Right to vote		25
Rights of joint holders		25

Representation of corporate Members		25
Member with mental disorder		26
Objections to admissibility of votes		26
Form of proxy		26
How and when proxy is to be delivered		27
Voting by proxy		28
13	Number of Directors	29
14	Appointment, disqualification and removal of Directors	29
First Directors		29
No age limit		29
Corporate Directors		29
No shareholding qualification		29
Appointment of Directors		29
Board’s power to appoint Directors		29
Removal of Directors		30
Resignation of Directors		30
Termination of the office of Director		30
15	Alternate Directors	31
Appointment and removal		31
Notices		31
Rights of alternate Director		31
Appointment ceases when the appointor ceases to be a Director		32
Status of alternate Director		32
Status of the Director making the appointment		32
16	Powers of Directors	32
Powers of Directors		32
Directors below the minimum number		33
Appointments to office		33
Provisions for employees		34
Exercise of voting rights		34
Remuneration		34
Disclosure of information		34
17	Delegation of powers	35
Power to delegate any of the Directors’ powers to a committee		35
Local boards		35
Power to appoint an agent of the Company		36
Power to appoint an attorney or authorised signatory of the Company		36
Borrowing Powers		36
Corporate Governance		37
18	Meetings of Directors	37
Regulation of Directors’ meetings		37
Calling meetings		37

Notice of meetings		37
Use of technology		37
Quorum		37
Chairman or deputy to preside		38
Voting		38
Recording of dissent		38
Written resolutions		38
Validity of acts of Directors in spite of formal defect		39
19	Permissible Directors' interests and disclosure	39
20	Minutes	40
21	Accounts and audit	41
Auditors		41
22	Record dates	41
23	Dividends	42
Source of dividends		42
Declaration of dividends by Members		42
Payment of interim dividends and declaration of final dividends by Directors		42
Apportionment of dividends		43
Right of set off		43
Power to pay other than in cash		43
How payments may be made		43
Dividends or other monies not to bear interest in absence of special rights		44
Dividends unable to be paid or unclaimed		44
24	Capitalisation of profits	44
Capitalisation of profits or of any share premium account or capital redemption reserve;		44
Applying an amount for the benefit of Members		45
25	Share Premium Account	45
Directors to maintain share premium account		45
Debits to share premium account		45
26	Seal	46
Company seal		46
Duplicate seal		46
When and how seal is to be used		46
If no seal is adopted or used		46
Power to allow non-manual signatures and facsimile printing of seal		46
Validity of execution		46
27	Indemnity	47
Release		47
Insurance		48
28	Notices	48

Form of notices		48
Electronic communications		48
Persons entitled to notices		49
Persons authorised to give notices		50
Delivery of written notices		50
Joint holders		50
Signatures		50
Giving notice to a deceased or bankrupt Member		50
Date of giving notices		51
Saving provision		51
29	Authentication of Electronic Records	51
Application of Articles		51
Authentication of documents sent by Members by Electronic means		51
Authentication of document sent by the Secretary or Officers of the Company by Electronic means		52
Manner of signing		52
Saving provision		52
30	Transfer by way of continuation	53
31	Winding up	53
Distribution of assets in specie		53
No obligation to accept liability		54
32	Amendment of Memorandum and Articles	54
Power to change name or amend Memorandum		54
Power to amend these Articles		54

Companies Act (Revised)

Company Limited by Shares

Third Amended and Restated Articles of Association

of

Virax Biolabs Group Limited

(adopted by special resolution passed on [Date]

1 Definitions, interpretation and exclusion of Table A

Definitions

1.1 In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force;

Articles means, as appropriate:

(a) these articles of association as amended from time to time: or

(b) two or more particular articles of these Articles;

and Article refers to a particular article of these Articles;

Auditors means the auditor or auditors for the time being of the Company;

Board means the board of Directors from time to time;

Business Day means a day when banks in Grand Cayman, the Cayman Islands are open for the transaction of normal banking business and for the avoidance of doubt, shall not include a Saturday, Sunday or public holiday in the Cayman Islands;

Cayman Islands means the British Overseas Territory of the Cayman Islands;

Clear Days, in relation to a period of notice, means that period excluding:

(a) the day when the notice is given or deemed to be given; and

(b) the day for which it is given or on which it is to take effect;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Company means the above-named company;

Default Rate means ten per cent per annum;

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Designated Stock Exchanges means NASDAQ Capital Market in the United States of America for so long as the Company’s Shares are there listed and any other stock exchange on which the Company’s Shares are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Fully Paid Up means:

(a) in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth; and

(b) in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth;

General Meeting means a general meeting of the Company duly constituted in accordance with the Articles;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

Member means any person or persons entered on the register of Members from time to time as the holder of a Share;

Memorandum means the memorandum of association of the Company as amended from time to time;

month means a calendar month;

Officer means a person appointed to hold an office in the Company including a Director, alternate Director or liquidator and excluding the Secretary;

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote. The expression also includes a written resolution passed by the requisite majority in accordance with Article 11.19.

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Partly Paid Up means:

(a) in relation to a Share with par value, that the par value for that Share and any premium payable in respect of the issue of that Share, has not been fully paid or credited as paid in money or money’s worth; and

(b) in relation to a Share without par value, means that the agreed issue price for that Share has not been fully paid or credited as paid in money or money’s worth;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Share means an ordinary share of US$0.001 par value each in the capital of the Company and the expression:

(a) includes stock (except where a distinction between shares and stock is expressed or implied); and

(b) where the context permits, also includes a fraction of a Share;

Special Resolution means a resolution of a General Meeting or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution;

Treasury Shares means Shares held in treasury pursuant to the Act and Article 2.12; and

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

Interpretation

1.2 In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a) A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i) any statutory modification, amendment or re-enactment; and

(ii) any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b) Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

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(c) If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d) A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e) A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f) Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g) All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h) The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i) The words including, include and in particular or any similar expression are to be construed without limitation.

1.3 The headings in these Articles are intended for convenience only and shall not affect the interpretation of these Articles.

Exclusion of Table A Articles

1.4 The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2 Shares

Power to issue Shares and options, with or without special rights

2.1 Subject to the provisions of the Act and these Articles about the redemption and purchase of the Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2 Without limitation to the preceding Article, the Directors may so deal with the unissued Shares:

(a) either at a premium or at par; or

(b) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

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2.3 Without limitation to the two preceding Articles, the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Power to pay commissions and brokerage fees

2.4 The Company may pay a commission to any person in consideration of that person:

(a) subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any Shares. That commission may be satisfied by the payment of cash or the allotment of Fully Paid Up or Partly Paid Up Shares or partly in one way and partly in another.

2.5 The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.6 Except as required by Law:

(a) no person shall be recognised by the Company as holding any Share on any trust; and

(b) no person other than the Member shall be recognised by the Company as having any right in a Share.

Security interests

2.7 Notwithstanding the preceding Article, the Company may (but shall not be obliged to) recognise a security interest of which it has actual notice over shares. The Company shall not be treated as having recognised any such security interest unless it has so agreed in writing with the secured party.

Power to vary class rights

2.8 If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a) the Members holding not less than two-thirds of the issued Shares of that class consent in writing to the variation; or

(b) the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.9 For the purpose of Article 2.8(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

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(a) the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b) any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

Effect of new Share issue on existing class rights

2.10 Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

No bearer Shares or warrants

2.11 The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.12 Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a) the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(b) the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.13 No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

2.14 The Company shall be entered in the register of Members as the holder of the Treasury Shares. However:

(a) the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b) a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.15 Nothing in Article 2.14 prevents an allotment of Shares as Fully Paid Up bonus shares in respect of a Treasury Share and Shares allotted as Fully Paid Up bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

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2.16 Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the Directors determine.

Register of Members

2.17 The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company's principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

Annual Return

2.18 The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

3 Share certificates

Issue of share certificates

3.1 A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a) without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b) upon payment of such reasonable sum as the Directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2 Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid Up or Partly Paid Up. A certificate may be executed under seal or executed in such other manner as the Directors determine.

3.3 Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act (to the extent applicable).

3.4 The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

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Renewal of lost or damaged share certificates

3.5 If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a) evidence;

(b) indemnity;

(c) payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d) payment of a reasonable fee, if any for issuing a replacement share certificate,

as the Directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4 Lien on Shares

Nature and scope of lien

4.1 The Company has a first and paramount lien on all Shares (whether Fully Paid Up or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all monies payable to the Company by the Member or the Member’s estate:

(a) either alone or jointly with any other person, whether or not that other person is a Member; and

(b) whether or not those monies are presently payable.

4.2 At any time the Board may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3 The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a) the sum in respect of which the lien exists is presently payable;

(b) the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c) that sum is not paid within fourteen Clear Days after that notice is deemed to be given under these Articles,

and Shares to which this Article 4.3 applies shall be referred to as Lien Default Shares.

4.4 The Lien Default Shares may be sold in such manner as the Board determines.

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4.5 To the maximum extent permitted by law, the Directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6 To give effect to a sale, the Directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser.

4.7 The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.8 On a sale pursuant to the preceding Articles:

(a) the name of the Member concerned shall be removed from the register of Members as the holder of those Lien Default Shares; and

(b) that person shall deliver to the Company for cancellation the certificate (if any) for those Lien Default Shares.

4.9 Notwithstanding the provisions of Article 4.8, such person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.10 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a) if no certificate for the Lien Default Shares was issued, at the date of the sale; or

(b) if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

5 Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1 Subject to the terms of allotment, the Board may make calls on the Members in respect of any monies unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days' notice specifying

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when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2 Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3 A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4 A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

Liability of joint holders

5.5 Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6 If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a) at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b) if no rate is fixed, at the Default Rate.

The Directors may waive payment of the interest wholly or in part.

Deemed calls

5.7 Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8 The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

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Power to make different arrangements at time of issue of Shares

5.9 Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10 If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 Clear Days' notice requiring payment of:

(a) the amount unpaid;

(b) any interest which may have accrued;

(c) any expenses which have been incurred by the Company due to that person’s default.

5.11 The notice shall state the following:

(a) the place where payment is to be made; and

(b) a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12 If the notice given pursuant to Article 5.10 is not complied with, the Directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the Board may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13 A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the Directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

5.14 On forfeiture or surrender:

(a) the name of the Member concerned shall be removed from the register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

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(b) that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15 Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a) all expenses; and

(b) interest from the date of forfeiture or surrender until payment:

(i) at the rate of which interest was payable on those monies before forfeiture; or

(ii) if no interest was so payable, at the Default Rate.

The Directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16 A declaration, whether statutory or under oath, made by a Director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a) that the person making the declaration is a Director or Secretary of the Company, and

(b) that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17 Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6 Transfer of Shares

Right to transfer

6.1 The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or Partly Paid Up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the register of Members in respect of the relevant Shares.

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6.2 The Directors may in their absolute discretion decline to register any transfer of Shares which is not Fully Paid Up or on which the Company has a lien.

6.3 The Directors may also, but are not required to, decline to register any transfer of any Share unless:

(a) the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of Shares;

(c) the instrument of transfer is properly stamped, if required;

(d) in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e) the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f) any applicable fee of such maximum sum as the Designated Stock Exchanges (to the extent applicable) may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

6.4 The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 days in any year.

Company may retain instrument of transfer

6.5 All instruments of transfer that are registered shall be retained by the Company.

Notice of refusal to register

6.6 If the Directors refuse to register a transfer of any Shares, they shall within three months after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

7 Transmission of Shares

Persons entitled on death of a Member

7.1 If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

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(a) where the deceased Member was a joint holder, the survivor or survivors; and

(b) where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2 Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3 A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a) to become the holder of the Share; or

(b) to transfer the Share to another person.

7.4 That person must produce such evidence of his entitlement as the Directors may properly require.

7.5 If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6 If the person elects to transfer the Share to another person then:

(a) if the Share is Fully Paid Up, the transferor must execute an instrument of transfer; and

(b) if the Share is nil or Partly Paid Up, the transferor and the transferee must execute an instrument of transfer.

7.7 All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8 A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the Directors against any loss or damage suffered by the Company or the Directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9 A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

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8 Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1 To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a) increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b) consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c) convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d) sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e) cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2 Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a) sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(b) distribute the net proceeds in due proportion among those Members.

8.3 For the purposes of Article 8.2, the Directors may authorise some person to execute an instrument of transfer of the Shares to, in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

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Reducing share capital

8.4 Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9 Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1 Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its Directors:

(a) issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its Directors determine before the issue of those Shares;

(b) with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the Directors determine at the time of such variation; and

(c) purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the Directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2 When making a payment in respect of the redemption or purchase of Shares, the Directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3 Upon the date of redemption or purchase of a Share:

(a) the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i) the price for the Share; and

(ii) any dividend declared in respect of the Share prior to the date of redemption or purchase;

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(b) the Member’s name shall be removed from the register of Members with respect to the Share; and

(c) the Share shall be cancelled or held as a Treasury Share, as the Directors may determine.

9.4 For the purpose of Article 9.3, the date of redemption or purchase is the date when the Member's name is removed from the register of Members with respect to the Shares the subject of the redemption or purchase.

10 Meetings of Members

Annual and extraordinary general meetings

10.1 The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with these Articles.

10.2 All general meetings other than annual general meetings shall be called extraordinary general meetings.

Power to call meetings

10.3 The Directors may call a general meeting at any time.

10.4 If there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, the Directors must call a general meeting for the purpose of appointing additional Directors.

10.5 The Directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.6 The requisition must be in writing and given by one or more Members who together hold at least ten (10) per cent of the rights to vote at such general meeting.

10.7 The requisition must also:

(a) specify the purpose of the meeting.

(b) be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners; and

(c) be delivered in accordance with the notice provisions.

10.8 Should the Directors fail to call a general meeting within 21 Clear Days’ from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.9 Without limitation to the foregoing, if there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors,

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any one or more Members who together hold at least five per cent of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional Directors.

10.10 If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.11 Notice of a general meeting shall specify each of the following:

(a) the place, the date and the hour of the meeting;

(b) if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

(c) subject to paragraph (d) and (to the extent applicable) the requirements of the Designated Stock Exchange Rules, the general nature of the business to be transacted; and

(d) if a resolution is proposed as a Special Resolution, the text of that resolution.

10.12 In each notice there shall appear with reasonable prominence the following statements:

(a) that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b) that a proxyholder need not be a Member.

Period of notice

10.13 At least seven (7) Clear Days' notice of a general meeting must be given to Members.

10.14 Subject to the Act, a meeting may be convened on shorter notice, subject to the Act with the consent of the Member or Members who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.15 Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a) the Members;

(b) persons entitled to a Share in consequence of the death or bankruptcy of a Member;

(c) the Directors; and

(d) the Auditors (if appointed).

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10.16 The Board may determine that the Members entitled to receive notice of a meeting are those persons entered on the register of Members at the close of business on a day determined by the Board.

Accidental omission to give notice or non-receipt of notice

10.17 Proceedings at a meeting shall not be invalidated by the following:

(a) an accidental failure to give notice of the meeting to any person entitled to notice; or

(b) non-receipt of notice of the meeting by any person entitled to notice.

10.18 In addition, where a notice of meeting is published on a website proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a) in a different place on the website; or

(b) for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11 Proceedings at meetings of Members

Quorum

11.1 Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a) if the Company has only one Member: that Member;

(b) if the Company has more than one Member:

(i) subject to Article 11.1(b)(ii) below, two or more Members holding Shares carrying the right to vote at such general meeting; or

(ii) for so long as any Shares are listed on a Designated Stock Exchange, one or more Members holding Shares that represent not less than one-third of the outstanding Shares carrying the right to vote at such general meeting.

Lack of quorum

11.2 If a quorum is not present within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a) If the meeting was requisitioned by Members, it shall be cancelled.

(b) In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors. If a quorum is not present within fifteen minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

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Chairman

11.3 The chairman of a general meeting shall be the chairman of the Board or such other Director as the Directors have nominated to chair Board meetings in the absence of the chairman of the Board. Absent any such person being present within fifteen minutes of the time appointed for the meeting, the Directors present shall elect one of their number to chair the meeting.

11.4 If no Director is present within fifteen minutes of the time appointed for the meeting, or if no Director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a Director to attend and speak

11.5 Even if a Director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

Accommodation of Members at meeting

11.6 lf it appears to the chairman of the meeting that the meeting place specified in the notice convening the meeting is inadequate to accommodate all Members entitled and wishing to attend, the meeting will be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a Member who is unable to be accommodated is able (whether at the meeting place or elsewhere):

(a) to participate in the business for which the meeting has been convened;

(b) to hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise); and

(c) to be heard and seen by all other persons present in the same way.

Security

11.7 In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

Adjournment

11.8 The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

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11.9 Should a meeting be adjourned for more than 7 Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days' notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.10 A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded. Subject to the Act, a poll may be demanded:

(a) by the chairman of the meeting;

(b) by at least two Members having the right to vote on the resolutions;

(c) by any Member or Members present who, individually or collectively, hold at least ten per cent of the voting rights of all those who have a right to vote on the resolution.

Outcome of vote by show of hands

11.11 Unless a poll is duly demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll

11.12 The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. The chairman shall announce any such withdrawal to the meeting and, unless another person forthwith demands a poll, any earlier show of hands on that resolution shall be treated as the vote on that resolution; if there has been no earlier show of hands, then the resolution shall be put to the vote of the meeting.

Taking of a poll

11.13 A poll demanded on the question of adjournment shall be taken immediately.

11.14 A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than thirty Clear Days after the poll was demanded.

11.15 The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

11.16 A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

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Chairman’s casting vote

11.17 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

Written resolutions

11.18 Without limitation to section 60(1) of the Act, Members may pass a Special Resolution in writing without holding a meeting if the following conditions are met:

(a) all Members entitled to vote on the resolution are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b) all Members entitled so to vote:

(i) sign a document; or

(ii) sign several documents in the like form each signed by one or more of those Members; and

(c) the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed when all such Members have so signified their agreement to the resolution.

11.19 Members may pass an Ordinary Resolution in writing without holding a meeting if the following conditions are met:

(a) all Members entitled to vote on the resolution are:

(i) given notice of the resolution as if the same were being proposed at a meeting of Members; and

(ii) notified in the same or an accompanying notice of the date by which the resolution must be passed if it is not to lapse, being a period of seven (7) days beginning with the date that the notice is first given;

(b) the required majority of the Members entitled so to vote:

(i) sign a document; or

(ii) sign several documents in the like form each signed by one or more of those Members; and

(c) the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

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Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed upon the later of these dates: (i) subject to the following Article, the date next immediately following the end of the period of three (3) days beginning with the date that notice of the resolution is first given and (ii) the date when the required majority have so signified their agreement to the resolution. However, the proposed written resolution lapses if it is not passed before the end of the period of seven (7) days beginning with the date that notice of it is first given.

11.20 If all Members entitled to be given notice of the Ordinary Resolution consent, a written resolution may be passed as soon as the required majority have signified their agreement to the resolution, without any minimum period of time having first elapsed. Save that the consent of the majority may be incorporated in the written resolution, each consent shall be in writing or given by Electronic Record and shall otherwise be given to the Company in accordance with Article 28 (Notices) prior to the written resolution taking effect.

11.21 The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

11.22 If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

Sole-Member Company

11.23 If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12 Voting rights of Members

Right to vote

12.1 Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, whether on a show of hands or on a poll, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

12.2 Members may vote in person or by proxy.

12.3 On a show of hands, every Member shall have one vote. For the avoidance of doubt, an individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.4 On a poll a Member shall have one vote for each Share he holds, unless any Share carries special voting rights.

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12.5 No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.6 If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.7 Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.8 A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.9 The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used.

12.10 The Directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.11 Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.12 A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the Directors of the Company had actual notice of the revocation.

Member with mental disorder

12.13 A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.14 For the purpose of the preceding Article, evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

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Objections to admissibility of votes

12.15 An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.16 An instrument appointing a proxy shall be in any common form or in any other form approved by the Directors.

12.17 The instrument must be in writing and signed in one of the following ways:

(a) by the Member; or

(b) by the Member’s authorised attorney; or

(c) if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the Directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.18 The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.19 A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 12.17.

12.20 No revocation by a Member of the appointment of a proxy made in accordance with Article 12.19 will affect the validity of any acts carried out by the relevant proxy before the Directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.21 Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the Directors) must be delivered so that it is received by the Company before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a) In the case of an instrument in writing, it must be left at or sent by post:

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(i) to the registered office of the Company; or

(ii) to such other place within the Cayman Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b) If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i) in the notice convening the meeting; or

(ii) in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c) Notwithstanding Article 12.21(a) and Article 12.21(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.22 Where a poll is taken:

(a) if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 12.21 before the time appointed for the taking of the poll;

(b) if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 12.21 before the time appointed for the taking of the poll.

12.23 If the form of appointment of proxy is not delivered on time, it is invalid.

12.24 When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.25 The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person

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or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Voting by proxy

12.26 A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

12.27 The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll and, for the purposes of Article 11.11, a demand by a person as proxy for a Member shall be the same as a demand by a Member. Such appointment shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

13 Number of Directors

13.1 There shall be a Board consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be unlimited.

14 Appointment, disqualification and removal of Directors

First Directors

14.1 The first Directors shall be appointed in writing by the subscriber or subscribers to the Memorandum, or a majority of them.

No age limit

14.2 There is no age limit for Directors save that they must be at least eighteen years of age.

Corporate Directors

14.3 Unless prohibited by law, a body corporate may be a Director. If a body corporate is a Director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about Directors’ meetings.

No shareholding qualification

14.4 Unless a shareholding qualification for Directors is fixed by Ordinary Resolution, no Director shall be required to own Shares as a condition of his appointment.

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Appointment of Directors

14.5 A Director may be appointed by Ordinary Resolution or by the Directors. Any appointment may be to fill a vacancy or as an additional Director.

14.6 A remaining Director may appoint a Director even though there is not a quorum of Directors.

14.7 No appointment can cause the number of Directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

14.8 For so long as Shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

Board’s power to appoint Directors

14.9 Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

14.10 Any Director so appointed shall, if still a Director, retire at the next annual general meeting after his appointment and be eligible to stand for election as a Director at such meeting.

Removal of Directors

14.11 A Director may be removed by Ordinary Resolution.

Resignation of Directors

14.12 A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.13 Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of Director

14.14 A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

14.15 Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a Director’s office shall be terminated forthwith if:

(a) he is prohibited by the law of the Cayman Islands from acting as a Director; or

(b) he is made bankrupt or makes an arrangement or composition with his creditors generally; or

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(c) he resigns his office by notice to the Company; or

(d) he only held office as a Director for a fixed term and such term expires; or

(e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director; or

(f) he is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director); or

(g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h) without the consent of the other Directors, he is absent from meetings of Directors for a continuous period of six months.

15 Alternate Directors

Appointment and removal

15.1 Any Director may appoint any other person, including another Director, to act in his place as an alternate Director. No appointment shall take effect until the Director has given notice of the appointment to the Board.

15.2 A Director may revoke his appointment of an alternate at any time. No revocation shall take effect until the Director has given notice of the revocation to the Board.

15.3 A notice of appointment or removal of an alternate Director shall be effective only if given to the Company by one or more of the following methods:

(a) by notice in writing in accordance with the notice provisions contained in these Articles;

(b) if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company's registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c) if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company's registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company's registered office (as appropriate) in readable form; or

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(d) if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.4 All notices of meetings of Directors shall continue to be given to the appointing Director and not to the alternate.

Rights of alternate Director

15.5 An alternate Director shall be entitled to attend and vote at any Board meeting or meeting of a committee of the Directors at which the appointing Director is not personally present, and generally to perform all the functions of the appointing Director in his absence. An alternate Director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate Director.

Appointment ceases when the appointor ceases to be a Director

15.6 An alternate Director shall cease to be an alternate Director if:

(a) the Director who appointed him ceases to be a Director; or

(b) the Director who appointed him revokes his appointment by notice delivered to the Board or to the registered office of the Company or in any other manner approved by the Board; or

(c) in any event happens in relation to him which, if he were a Director of the Company, would cause his office as Director to be vacated.

Status of alternate Director

15.7 An alternate Director shall carry out all functions of the Director who made the appointment.

15.8 Save where otherwise expressed, an alternate Director shall be treated as a Director under these Articles.

15.9 An alternate Director is not the agent of the Director appointing him.

15.10 An alternate Director is not entitled to any remuneration for acting as alternate Director.

Status of the Director making the appointment

15.11 A Director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

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16 Powers of Directors

Powers of Directors

16.1 Subject to the provisions of the Act, the Memorandum and these Articles the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company.

16.2 No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

Directors below the minimum number

16.3 lf the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. lf there are no Director or Directors able or willing to act, any two Members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he is re-elected during such meeting.

Appointments to office

16.4 The Directors may appoint a Director:

(a) as chairman of the Board;

(b) as managing Director;

(c) to any other executive office,

for such period, and on such terms, including as to remuneration as they think fit.

16.5 The appointee must consent in writing to holding that office.

16.6 Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of Directors.

16.7 If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the Directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.8 Subject to the provisions of the Act, the Directors may also appoint and remove any person, who need not be a Director:

(a) as Secretary; and

(b) to any office that may be required

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for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the Directors decide.

16.9 The Secretary or Officer must consent in writing to holding that office.

16.10 A Director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Provisions for employees

16.11 The Board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiary undertakings.

Exercise of voting rights

16.12 The Board may exercise the voting power conferred by the Shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any Director as a Director of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

Remuneration

16.13 Every Director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as Director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings.

16.14 Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.15 Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the Director or to any other person connected to or related to him.

16.16 Unless his fellow Directors determine otherwise, a Director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.17 The Directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of Members relating to a Member, (and they may authorise any Director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

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(a) the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b) such disclosure is in compliance with the Designated Stock Exchange Rules (to the extent applicable); or

(c) such disclosure is in accordance with any contract entered into by the Company; or

(d) the Directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17 Delegation of powers

Power to delegate any of the Directors’ powers to a committee

17.1 The Directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-Directors so long as the majority of those persons are Directors. For so long as Shares are listed on a Designated Stock Exchange, any such committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

17.2 The delegation may be collateral with, or to the exclusion of, the Directors’ own powers.

17.3 The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

17.4 Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

17.5 For so long as Shares are listed on a Designated Stock Exchange, the Board shall establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least three Directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules). The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

Local boards

17.6 The Board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional Board, or to be managers or agents, and may fix their remuneration.

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17.7 The Board may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

17.8 Any appointment or delegation under this Article 17.8 may be made on such terms and subject to such conditions as the Board thinks fit and the Board may remove any person so appointed, and may revoke or vary any delegation.

Power to appoint an agent of the Company

17.9 The Directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The Directors may make that appointment:

(a) by causing the Company to enter into a power of attorney or agreement; or

(b) in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.10 The Directors may appoint any person, whether nominated directly or indirectly by the Directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a) for any purpose;

(b) with the powers, authorities and discretions;

(c) for the period; and

(d) subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the Directors under these Articles. The Directors may do so by power of attorney or any other manner they think fit.

17.11 Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the Directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

17.12 The Board may remove any person appointed under Article 17.10 and may revoke or vary the delegation.

Borrowing Powers

17.13 The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its

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parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

17.14 The Board may, from time to time, and except as required by applicable law or (to the extent applicable) the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

18 Meetings of Directors

Regulation of Directors’ meetings

18.1 Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

Calling meetings

18.2 Any Director may call a meeting of Directors at any time. The Secretary must call a meeting of the Directors if requested to do so by a Director.

Notice of meetings

18.3 Notice of a Board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A Director may waive his right to receive notice of any meeting either prospectively or retrospectively.

Use of technology

18.4 A Director may participate in a meeting of Directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.5 A Director participating in this way is deemed to be present in person at the meeting.

Quorum

18.6 The quorum for the transaction of business at a meeting of Directors shall be two (except that if the Board is comprised of a single Director only, then the quorum shall be one) unless the Directors fix some other number.

Chairman or deputy to preside

18.7 The Board may appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

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18.8 The chairman, or failing him any deputy chairman (the longest in office taking precedence if more than one is present), shall preside at all Board meetings. If no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting, or is unwilling to act as chairman of the meeting, the Directors present shall choose one of their number to act as chairman of the meeting.

Voting

18.9 A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Recording of dissent

18.10 A Director present at a meeting of Directors shall be presumed to have assented to any action taken at that meeting unless:

(a) his dissent is entered in the minutes of the meeting; or

(b) he has filed with the meeting before it is concluded signed dissent from that action; or

(c) he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A Director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.11 The Directors may pass a resolution in writing without holding a meeting if all Directors sign a document or sign several documents in the like form each signed by one or more of those Directors.

18.12 A written resolution signed by a validly appointed alternate Director need not also be signed by the appointing Director.

18.13 A written resolution signed personally by the appointing Director need not also be signed by his alternate.

18.14 A resolution in writing passed pursuant to Article 18.11, Article 18.12 and/or Article 18.13 shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs (and for the avoidance of doubt, such day may or may not be a Business Day).

Validity of acts of Directors in spite of formal defect

18.15 All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or an alternate Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director or member of the committee, or that any of them were disqualified or had vacated

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office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified and had continued to be a Director or alternate Director and had been entitled to vote.

19 Permissible Directors' interests and disclosure

19.1 Subject to Article 19.4, a Director may vote at a meeting of Directors on any resolution concerning a matter in which that Director has an interest or duty, whether directly or indirectly, so long as that Director discloses any material interest pursuant to these Articles. The Director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

19.2 For the purposes of the preceding Article:

(a) a general notice that a Director gives to the other Directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

19.3 A Director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

19.4 For so long as Shares are listed on a Designated Stock Exchange, a Director shall not, as a Director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in Shares or debentures or other securities of, or otherwise in or through, the Company) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a) the giving of any security, guarantee or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiaries; or

(ii) a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b) where the Company or any of its subsidiaries is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to or may participate;

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(c) any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purposes of this Article 19.4 to be a material interest in all circumstances);

(d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which he is not accorded as a Director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e) any matter connected with the purchase or maintenance for any Director of insurance against any liability or (to the extent permitted by the Act) indemnities in favour of Directors, the funding of expenditure by one or more Directors in defending proceedings against him or them or the doing of any thing to enable such Director or Directors to avoid incurring such expenditure.

19.5 A Director may, as a Director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or which falls within Article 19.4.

20 Minutes

20.1 The Company shall cause minutes to be made in books of:

(a) all appointments of Officers and committees made by the Board and of any such Officer’s remuneration; and

(b) the names of Directors present at every meeting of the Directors, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

20.2 Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

21 Accounts and audit

21.1 The Directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

21.2 The books of account shall be kept at the registered office of the Company and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or as authorised by the Directors or by Ordinary Resolution.

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21.3 Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 March in each year and begin on 1 April in each year.

Auditors

21.4 The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

21.5 At any general meeting convened and held at any time in accordance with these Articles, the Members may, by Ordinary Resolution, remove the Auditor before the expiration of his term of office. If they do so, the Members shall, by Ordinary Resolution, at that meeting appoint another Auditor in his stead for the remainder of his term.

21.6 The Auditors shall examine such books, accounts and vouchers; as may be necessary for the performance of their duties.

21.7 The Auditors shall, if so requested by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Company.

22 Record dates

22.1 Except to the extent of any conflicting rights attached to Shares, the resolution declaring a dividend on Shares of any class, whether it be an Ordinary Resolution of the Members or a Director’s resolution, may specify that the dividend is payable or distributable to the persons registered as the holders of those Shares at the close of business on a particular date, notwithstanding that the date may be a date prior to that on which the resolution is passed.

22.2 If the resolution does so specify, the dividend shall be payable or distributable to the persons registered as the holders of those Shares at the close of business on the specified date in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of the dividend of transferors and transferees of any of those Shares.

22.3 The provisions of this Article apply, mutatis mutandis, to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

23 Dividends

Source of dividends

23.1 Dividends may be declared and paid out of any funds of the Company lawfully available for distribution.

23.2 Subject to the requirements of the Act regarding the application of a company’s Share premium account and with the sanction of an Ordinary Resolution, dividends may also be declared and paid out of any share premium account.

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Declaration of dividends by Members

23.3 Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors.

Payment of interim dividends and declaration of final dividends by Directors

23.4 The Directors may declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

23.5 Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a) Upon determination to pay a dividend or dividends described as interim by the Directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b) Upon declaration of a dividend or dividends described as final by the Directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

23.6 In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a) If the share capital is divided into different classes, the Directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b) The Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c) If the Directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

23.7 Except as otherwise provided by the rights attached to Shares all dividends shall be declared and paid according to the amounts Paid Up on the Shares on which the dividend

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is paid. All dividends shall be apportioned and paid proportionately to the amount Paid Up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

23.8 The Directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

23.9 If the Directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the Directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a) issue fractional Shares;

(b) fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c) vest some assets in trustees.

How payments may be made

23.10 A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a) if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b) by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

23.11 For the purposes of Article 23.10(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purposes of Article 23.10(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

23.12 If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a) to the registered address of the Joint Holder of the Share who is named first on the register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

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(b) to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

23.13 Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other monies not to bear interest in absence of special rights

23.14 Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

23.15 If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the Directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

23.16 A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

24 Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve;

24.1 The Directors may resolve to capitalise:

(a) any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b) any sum standing to the credit of the Company's share premium account or capital redemption reserve, if any.

24.2 The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways::

(a) by paying up the amounts unpaid on that Member's Shares;

(b) by issuing Fully Paid Up Shares, debentures or other securities of the Company to that Member or as that Member directs. The Directors may resolve that any Shares issued to the Member in respect of Partly Paid Up Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain Partly Paid Up.

Applying an amount for the benefit of Members

24.3 The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

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24.4 Subject to the Act, if a fraction of a Share, a debenture or other security is allocated to a Member, the Directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

25 Share Premium Account

Directors to maintain share premium account

25.1 The Directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

25.2 The following amounts shall be debited to any share premium account:

(a) on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b) any other amount paid out of a share premium account as permitted by the Act.

25.3 Notwithstanding the preceding Article, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

26 Seal

Company seal

26.1 The Company may have a seal if the Directors so determine.

Duplicate seal

26.2 Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the Directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

26.3 A seal may only be used by the authority of the Directors. Unless the Directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a) by a Director (or his alternate) and the Secretary; or

(b) by a single Director (or his alternate).

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If no seal is adopted or used

26.4 If the Directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a) by a Director (or his alternate) and the Secretary; or

(b) by a single Director (or his alternate); or

(c) in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

26.5 The Directors may determine that either or both of the following applies:

(a) that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b) that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

26.6 If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the Director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

27 Indemnity

27.1 To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company's business or affairs or in the execution or discharge of the existing or former Director's (including alternate Director's), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

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No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

27.2 To the extent permitted by Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified in Article 27.1 on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

Release

27.3 To the extent permitted by Act, the Company may by Special Resolution release any existing or former Director (including alternate Director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

Insurance

27.4 To the extent permitted by Act, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty:

(a) an existing or former Director (including alternate Director), Secretary or Officer or auditor of:

(i) the Company;

(ii) a company which is or was a subsidiary of the Company;

(iii) a company in which the Company has or had an interest (whether direct or indirect); and

(b) a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

28 Notices

Form of notices

28.1 Save where these Articles provide otherwise, and subject to the Designated Stock Exchange Rules (to the extent applicable), any notice to be given to or by any person pursuant to these Articles shall be:

(a) in writing signed by or on behalf of the giver in the manner set out below for written notices; or

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(b) subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c) where these Articles expressly permit, by the Company by means of a website.

Electronic communications

28.2 A notice may only be given to the Company in an Electronic Record if:

(a) the Directors so resolve;

(b) the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c) the terms of that resolution are notified to the Members for the time being and, if applicable, to those Directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

28.3 A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

28.4 Subject to the Act, (to the extent applicable) the Designated Stock Exchange Rules and to any other rules which the Company is bound to follow, the Company may also send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:

(a) the Company and the Member have agreed to his having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the Member is notified (in accordance with any requirements laid down by the Act and, in a manner for the time being agreed between him and the Company for the purpose) of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it

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would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Article 28.4 "publication period" means a period of not less than twenty-one days, beginning on the day on which the notification referred to in Article 28.4(c) is deemed sent.

Persons entitled to notices

28.5 For so long as the Shares are listed on a Designated Stock Exchange, any notice or other document to be given to a Member may be given by reference to the register of Members as it stands at any time within the period of twenty-one days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Designated Stock Exchange Rules and/or the Designated Stock Exchanges. No change in the register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

Persons authorised to give notices

28.6 A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a Director or company secretary of the Company or a Member.

Delivery of written notices

28.7 Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or Director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

28.8 Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of Members.

Signatures

28.9 A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

28.10 An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

28.11 A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

28.12 A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

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28.13 A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

28.14 A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

28.15 Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

28.16 A notice is given on the date identified in the following table

Method for giving notices	When taken to be given
(A) Personally	At the time and date of delivery
(B) By leaving it at the Member's registered address	At the time and date it was left
(C) By posting it by prepaid post to the street or postal address of that recipient	48 hours after the date it was posted
(D) By Electronic Record (other than publication on a website), to recipient's Electronic address	48 hours after the date it was sent
(E) By publication on a website	24 hours after the date on which the Member is deemed to have been notified of the publication of the notice or document on the website

Saving provision

28.17 None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of Directors and written resolutions of Members.

29 Authentication of Electronic Records

Application of Articles

29.1 Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a Director or other Officer of the Company, shall be deemed to be authentic if either Article 29.2 or Article 29.4 applies.

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Authentication of documents sent by Members by Electronic means

29.2 An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a) the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b) the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c) Article 29.7 does not apply.

29.3 For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 28.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

29.4 An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a) the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b) the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c) Article 29.7 does not apply.

This Article 29.4 applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

29.5 For example, where a sole Director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that Director unless Article 29.7 applies.

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Manner of signing

29.6 For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

29.7 A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a) believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b) believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c) otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

30 Transfer by way of continuation

30.1 The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a) the Cayman Islands; or

(b) such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

30.2 To give effect to any resolution made pursuant to the preceding Article, the Directors may cause the following:

(a) an application be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b) all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

31 Winding up

Distribution of assets in specie

31.1 If the Company is wound up the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

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(a) to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members; and/or

(b) to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

31.2 No Member shall be compelled to accept any assets if an obligation attaches to them.

31.3 The Directors are authorised to present a winding up petition

31.4 The Directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

32 Amendment of Memorandum and Articles

Power to change name or amend Memorandum

32.1 Subject to the Act, the Company may, by Special Resolution:

(a) change its name; or

(b) change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

32.2 Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

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